UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐ or Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 19, 2011 Husky Energy Inc. issued a press release announcing that it had sanctioned the development of the Liwan 3-1 and Liuhua 34-2 fields, the principal fields of the Liwan Gas Project in the South China Sea. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: September 20, 2011

Exhibit A

Husky Energy Sanctions Liwan Gas Project

Calgary, Alberta (September 19, 2011) – Husky Energy Inc. has sanctioned the development of the Liwan 3-1 and Liuhua 34-2 fields, the principal fields of the Liwan Gas Project in the South China Sea.

Husky and China National Offshore Oil Corporation (CNOOC) are jointly developing the project, which aims to bring to market at least three natural gas discoveries on Block 29/26, located approximately 300 kilometres southeast of Hong Kong. The Overall Development Plan (ODP) for Liwan 3-1 has been submitted to Chinese government authorities for regulatory approval and a gas sales agreement for production from the field is in place.

“The Liwan Gas Project will serve as a cornerstone in our plans to establish South East Asia as a major growth pillar for the Company,” said Husky CEO Asim Ghosh. “This is a top-tier project that is expected to deliver strong value to our shareholders.

“In addition to the sanction of the Sunrise Energy Project, Liwan represents the second major action we have taken over the past year to lay the foundations for our three growth pillars in the Oil Sands, South East Asia and the Atlantic Region.”

Husky recently announced that a gas sales agreement had been executed with CNOOC Gas & Power Group, Guangdong Branch for volumes from the Liwan 3-1 field. Production will supply the Guangdong Province natural gas grid from an onshore gas plant at Gaolan Island, Zhuahai.

The project is proceeding on schedule towards planned first gas delivery in 2013/2014. Production from the Liwan 3-1 and Liuhua 34-2 fields is expected to ramp up through 2014 towards a rate above 300 mmcf/day (gross). Once the Liuhua 29-1 field is approved and developed, the project is expected to reach gross production of approximately 500 mmcf/day in the 2015 timeframe. Husky has a 49 percent ownership interest in production from the block.

Targeting 50,000 boe/day in 2015

Husky has a rich portfolio of assets in South East Asia, reflecting a dynamic, growth-oriented energy play. Assets include the producing Wenchang oil fields in the Pearl River Mouth Basin offshore China and natural gas discoveries offshore Indonesia. Husky and its partners are also advancing plans to bring the Madura BD gas discovery offshore Indonesia to production in 2014.

The Company is targeting overall production from the region of approximately 50,000 barrels of oil equivalent per day in 2015.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

FORWARD-LOOKING STATEMENT

Certain statements in this document are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “is targeting,” “estimated,” “intend,” “plan,” “projection,” “could,” “aims,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, this document includes forward-looking statements relating to the Company’s plans to build its oil and gas business in South East Asia; the ability of the Liwan Gas Project to deliver value to the Company’s shareholders; planned timing of first gas delivery from the Liwan Gas Project; expected volumes and timing of production and timing of expected production growth from the Liwan 3-1, Liuhua 34-2 and Liuhua 29-1 fields; expected timing of the Company’s plans to bring the Madura BD gas discovery offshore Indonesia to production; and target production from South East Asia in 2015. Although Husky believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Any forward-looking statement speaks only as of the date on which such statement is made, and except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Disclosure of Oil and Gas Reserves and Other Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfe”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Colleen McConnell Corporate Communications Husky Energy Inc. 403-298-7088

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